As filed with the Securities and Exchange Commission on March 18, 2004

                                                      Registration No.  0-50542

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 2

                                  FORM 10-SB/A

               GENERAL FORM FOR REGISTRANTS OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                              GREEN MT. LABS., INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)


             Nevada                                            82-0497807
-------------------------------                            -------------------
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                             Identification No.)


            56 West 400 South, Suite #220, Salt Lake City, Utah 84101
            ---------------------------------------------------------
              (Address of principal executive officers) (Zip Code)


Issuer's telephone number:          (801) 322-3401


Securities to be registered under Section 12(b) of the Act:

Title of each class                               Name of each exchange on which
to be so registered                               each class is to be registered
--------------------                              ------------------------------
        N/A                                                   N/A


Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $0.001 par value
                                (Title of Class)

                                Explanatory Note

         Green Mt. Labs., Inc. is filing this Amendment No. 2 to its Form 10-SB/A solely to amend disclosure under Item 5 of Amendment No. 1 to its Form 10-SB/A, which was originally filed with the Securities and Exchange Commission on March 3, 2004.

         Item 5 is amended to correctly disclose under the subheading " Previous experience with blank check companies" for Geoff Williams, that Rako Capital Corporation is currently delinquent in its periodic reporting obligations with the SEC. Previously, Amendment No. 1 stated that Rako was current in its SEC filing.

ITEM 5.           Directors, Executive Officers, Promoters and Control Persons

         The executive officers and directors of the Company are as follows:

                   Name                Age                 Position
                   ----                ---                 --------
         David Miller                   49       President,
                                                 Chief Executive Officer
                                                 and Director
         Geoff Williams                 31       Secretary and Director
         Suzanne Willmore               44       Director
---------------------------

         All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof, but directors are entitled to be reimbursed for expenses incurred for attendance at meetings of the Board and any committee of the Board. However, due to the Company's lack of funds, the directors will defer their expenses and any compensation until such time as the Company can consummate a successful acquisition or merger. As of the date hereof, no director has accrued any expenses or compensation. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board. The Company does not have any standing committees.

         None of the Company's directors are currently, nor for the past three years have been, a director of a "shell" or "blank check" company or other corporation that is actively pursuing acquisitions or mergers, except as set forth below in their respective resumes.

         No director, officer, affiliate or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment, or decree involving the violation of any state or federal securities laws.

         All of the Company's present directors have other full-time employment or sources of income and will routinely devote only such time to the Company necessary to maintain its viability. It is estimated that each director will devote less than ten hours per month to the Company's activities. The directors will, when the situation requires, review potential business opportunities or actively participate in negotiations for a potential merger or acquisition on an as-needed-basis.

         Currently, there is no arrangement, agreement or understanding between the Company's management and non-management shareholders under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs. Present management openly accepts and appreciates any input or suggestions from the Company's shareholders. However, the Board of Directors is elected by the shareholders and the shareholders have the ultimate say in who represents them on the Board. There are no agreements or understandings for any officer or director of the Company to resign at the request of another person and none of the current offers or directors of the Company are acting on behalf of, or will act at the direction of any other person.

         The business experience of each of the persons listed above during the past five years is as follows:

         David Miller. Mr. Miller has been a director of the Company since March 2001. From January 1998 through June 2000, he managed a retail outlet for his family's antique, gold and jewelry business. Additionally, from January 1998 until June 2001 he operated his own business providing office support services. From June 2001 to the present, he has been employed as the corporate secretary by Biophan Technologies, Inc., a public company located in West Henrietta, New York engaged in the research and development of medical procedures and biomedical devices. Also, from 1996 to December 2000, he was a director of Idaho Technical, Inc., an inactive public company that ultimately became Biophan in December 2000.

         Previous experience with blank check companies

Name of Company                     Date of Registration        Status
---------------                     --------------------        ------
Idaho Technical, Inc.                 5-13-1999 (SB-2)          Active and current with SEC
 n.k.a. Biophan Technologies, Inc.                              Acquired LTR Antisense Technology, Inc.
                                                                in December 2000 - currently a medical
                                                                device research and development company

         Geoff Williams. Mr. Williams became a director of the Company in August 2002. From 1994 to the present, Mr. Williams has been a representative of Williams Investments Company, a Salt Lake City, Utah financial consulting firm involved in facilitating mergers, acquisitions, business consolidations and financings. Mr. Williams is the son of H. Deworth Williams, the owner of Williams Investment Company and the principal owner of the Company's common stock. Mr. Williams is presently and has been since 1999, a director of Consolidated Travel Systems, Inc., a company actively seeking acquisitions or merger candidates. Mr. Williams attended the University of Utah and California Institute of the Arts.

         Previous experience with blank check companies

         Mr. Williams has been an executive officer and director of the following companies that may also be deemed blank check companies: Calypso
Financial Services, Inc. (Secretary and director from 1999 to the present); Consolidated Travel Systems, Inc. (Director since August 1999 and President from February 2001 to the present); Eastgate Acquisition Corp., now known as Talavera's Fine Furniture (Secretary and director from 1999 to the present); Grant Ventures, Inc. (Secretary and director from July 2001 to the present); Ocean Express Lines, Inc. (President and director from February 2000 to February
2002); RAKO Capital Corporation (President and director from February 2001 to December 2002); and Westgate Acquisitions Corp. (Secretary and director from 1999 to the present).

Name of Company                          Date of Registration          Status
---------------                          --------------------          ------
Calypso Financial Services, Inc.         11-17-2999 (SB-2)
                                         7-31-2000 (10-SB)             Seeking merger and/or acquisition

Consolidated Travel Systems, Inc.        11-9-2001(10-SB)              Active and current with SEC
                                                                       Seeking merger and/or acquisition

Eastgate Acquisition Corp.               11-29-1999 (SB-2)             Not filing reports with SEC
                                                                       Seeking merger and/or acquisition

Talavera's Fine Furniture                None                          Inactive furniture company

Grant Ventures, Inc.                     12-20-2002 (10-SB)            Active and current with SEC
                                                                       Seeking merger and/or acquisition

Ocean Express Lines, Inc.                7-3-2002 (10-SB)              Active and current with SEC
  (n.k.a. Cementitious Materials, Inc.)                                Acquired Cementitious Material
                                                                       Technologies, Inc. in November 2003


RAKO Capital Corporation                 7-16-1998 (10-SB)             Currently delinquent in its periodic report
                                                                       filings with SEC

                                                                       Acquired Centra Industries, Inc. in January
                                                                       2003 - currently an active
                                                                       telecommunications infrastructure company


Westgate Acquisitions Corp.           11-30-1999 (SB-2)                Not filing reports with SEC
                                                                       Seeking merger and/or acquisition

         Suzanne Willmore. Ms. Willmore became a director of the Company in December 2003. From September 2003 to the present, Ms. Willmore has been an office manager with Williams Investments Company in Salt Lake City, Utah. From 1996 to 2003, she was employed as a payroll administrator and administrative assistant for State Stone Corporation in Salt Lake City, Utah. Ms. Willmore holds a Associate of Arts and Sciences Degree in Business from Ricks College in Rexburg, Idaho. In January 2004, Ms. Willmore became a director and Secretary of Silver River Ventures, Inc., a blank check company actively seeking acquisition or merger candidates.

         Previous experience with blank check companies

Name of Company                     Date of Registration               Status
---------------                     --------------------               ------
Silver River Ventures, Inc.         None                               Seeking merger and/or acquisition

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.

                                      Green Mt. Labs., Inc.
                                               (Registrant)



Date:   March 18, 2004                By:   /S/ DAVID MILLER
                                         ---------------------------------------
                                               David Miller
                                               President, Chief Executive
                                               Officer and Director





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